

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Michael Brophy
Chief Financial Officer
Natera, Inc.
13011 McCallen Pass
Building A Suite 100
Austin, Texas 78753

> **Re: Natera, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Form 10-Q for the Period Ended September 30, 2021**
> **Response dated November 12, 2021**
> **File No. 001-37478**

Dear Mr. Brophy:

We have reviewed your November 12, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Form 10-Q for the Period Ended September 30, 2021

Note 2. Summary of Significant Accounting Policies
Liquidity Matters, page 11

1. In regard to the September 2021 asset acquisition, please address the following:
    • Please expand your disclosures to provide additional insight as to how you determined that it should be accounted for as an asset acquisition under ASC 805; and
    • Please help us better understand how you are accounting for the contingent consideration. Your disclosures indicate that the consideration was considered probable as of September 30, 2021. Please explain why it is being

recognized over the performance period at fair market value. Please also tell us when this performance period is.

Note 10. Debt
Convertible Notes, page 35

2. We note your response to comment 1. Please help us better understand your evaluation of ASC 815-40-25-10(c) and determination that the contract contains an explicit share limit. Please tell us specifically the factors that would cause anti-dilution conversion adjustments and correspondingly how you determined that you have control over the occurrence of these conversion rate adjustments. Please refer to the specific terms considered in the agreement filed as Exhibit 4.4 to the Form 10-K for the year ended December 31, 2020.

Form 10-K for the Year Ended December 31, 2020

Note 1. Description of Business, page 94

3. We note your response to comment three and the similarities amongst your products. Please also help us understand the main differences between your products. We also note the Product Groups discussed in your response to comment two. Please further advise why these at a minimum would not represent a group of similar products pursuant to ASC 280-10-50-40.

You may contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences